Mail Stop 3561

                                                                September 19,
2018

   Jay Stasz
   Chief Financial Officer
   Ollie's Bargain Outlet Holdings, Inc.
   6295 Allentown Boulevard, Suite 1
   Harrisburg, Pennsylvania 17112

           Re:    Ollie's Bargain Outlet Holdings, Inc.
                  Form 10-K for the Fiscal Year Ended February 3, 2018 Response Dated August 31, 2018
                  File No. 001-37501

   Dear Mr. Stasz:

           We have reviewed your August 31, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

          After reviewing your response to this comment, we may have additional comments.
   Unless we note otherwise, our references to prior comments are to comments in our August 21,
   2018 letter.

   Form 10-K for the Fiscal Year Ended February 3, 2018

   Item 7. Management's Discussion and Analysis of Financial Condition and Results of
   Operations

   Critical Accounting Policies and Estimates, page 39

       1. We have read your response to comment 1 and are still unclear how you determined that you do not have any critical accounting policies or estimates. You previously disclosed on page 21 of your January 28, 2017 Form 10-K that, "Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements
 Jay Stasz
Ollie's Bargain Outlet Holdings, Inc.
September 19, 2018
Page 2

        include those related to inventory valuation, impairment of goodwill and intangible assets, impairment of long-lived assets, stock-based compensation expense and accounting for income taxes including deferred tax assets and liabilities." In regards to inventory, you further disclose on page 48 of the current Form 10-K that "The retail inventory method uses estimates for shrinkage and markdowns to calculate ending inventory. These estimates made by management could significantly impact the ending inventory valuation at cost and the resulting gross margin." Please explain to us in greater detail how you determined that each of these accounting policies do not involve estimates and assumptions that could have a material impact on your financial condition and operating performance and on the comparability of such reported information over different reporting periods. Ensure you tell us what changed from your prior year assessment and identify for us any comparable registrants that similarly do not disclose any critical accounting policies.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume,
Staff Accountant at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                                                             Sincerely,

                                                             /s/ Jennifer
Thompson

                                                             Jennifer Thompson
                                                             Accounting Branch
Chief
                                                             Office of Consumer
Products